                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 3
                                      TO
                                  SCHEDULE 13D
                         UNDER THE SECURITIES ACT OF 1934
                            ------------------------

                                 CMP MEDIA INC.
                           (NAME AND SUBJECT COMPANY)

                             MFW ACQUISITION CORP.
                         MFW ACQUISITION HOLDINGS CORP.
                            UNITED NEWS & MEDIA PLC
                                   (BIDDERS)

                            ------------------------

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (TITLE AND CLASS OF SECURITIES)

                                   125891101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             ANNE W. GURNSEY, ESQ.
                              UNITED NEWS & MEDIA
                        32 UNION SQUARE EAST, 5TH FLOOR
                               NEW YORK, NY 10003

                                 (212) 358-6570

                            ------------------------

                                    COPY TO:

                             JAMES E. ABBOTT, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  May 28, 1999

           This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 6, 1999, as amended by Amendment No. 1 thereto filed on May 7, 1999 and Amendment No. 2 thereto filed on May 26, 1999 (filed separately for the Schedule 14D-1 and the Schedule 13D), by MFW Acquisition Holdings Corp., a Delaware corporation, MFW Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent and United News & Media plc, an English corporation ("United") in connection with the offer to purchase all the outstanding shares of Class A Common Stock, par value $.01 per share, and all the outstanding shares of Class B Common Stock, par value $.01 per share, of CMP Media Inc., a Delaware corporation, at $39.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1999 and in the related Letter of Transmittal.

ITEM 10. ADDITIONAL INFORMATION.

     Items 10(b) and 10(c) of the Schedule are hereby amended and supplemented by adding the following language thereto:

           On May 5, 1999, certain executive officers of Miller Freeman Inc., a wholly owned subsidiary of United, gave a press briefing concerning the offer and related transactions. A transcipt of the press briefing is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

Item 11 is hereby amended by adding the following exhibits:

    (a)(9) Powerpoint presentation dated April 29, 1999 as posted on the website of United (www.unm.com).

    (a)(10) Powerpoint presentation, dated May 4, 1999 as posted on the website of Miller Freeman Inc. (www.mfi.com).

    (a)(12) Transcript of May 5, 1999 press briefing as posted on the website of Miller Freeman Inc.

    (b)(2) MultiCurrency Revolving Credit Agreement dated May 12, 1997 among United, Lloyds Bank Plc as facility agent, Chase Investment Bank Limited and Lloyds Bank Plc Capital Markets.

    (b)(3) MultiCurrency Revolving Credit Agreement dated May 26, 1999 among United, Lloyds Bank Plc as facility agent, and United Finance Limited.

                                  SIGNATURE

     After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, commplete and correct.

May 28, 1999

                                   UNITED NEWS & MEDIA PLC

                                   By:   /s/ CHARLES STERN
                                         ------------------------------
                                         Name: Charles Stern
                                         Title: Finance Director

                                   MFW ACQUISITION CORP.

                                   By:   /s/ DONALD PAZOUR
                                         -----------------------------
                                         Name:Donald Pazour
                                         Title: Chief Executive Officer

                                   MFW ACQUISITION HOLDINGS CORP.

                                   By:   /s/ DONALD PAZOUR
                                         ----------------------------
                                         Name: Donald Pazour
                                         Title: Chief Executive Officer

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
                                                                                                    PAGE NO. IN
 EXHIBIT                                                                                           SEQUENTIALLY
   NO.                                            TITLE                                          NUMBERED SCHEDULE
---------  -----------------------------------------------------------------------------------  -------------------
  *(a)(1)  Offer to Purchase, dated May 6, 1999...............................................

  *(a)(2)  Letter of Transmittal..............................................................

  *(a)(3)  Notice of Guaranteed Delivery......................................................

  *(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees...

  *(a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           to their Clients...................................................................

  *(a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9................................................................................

  *(a)(7)  Press release, dated April 29, 1999................................................

  *(a)(8)  Summary advertisement dated May 6, 1999............................................

   (a)(9)  Powerpoint presentation, dated April 29, 1999, as posted on the websites of United (www.unm.com)...................................................

   (a)(10) Powerpoint presentation, dated May 4, 1999, as posted on the website of MF Worldwide, (www.mfi.com).............................................

  *(a)(11) Press Release issued jointly by United News & Media plc and CMP Media Inc.
           on April 29, 1999..................................................................

   (a)(12) Transcript of May 5, 1999 press briefing as posted on the website of Miller Freeman Inc..............................................................

  *(b)(1)  Letter Agreement dated April 29, 1999 between Lloyds Bank Plc and United News &
           Media plc..........................................................................

   (b)(2)  Multicurrency Revolving Credit Agreement, dated as of May 12, 1997 among
           United, Lloyds as facility agent, Chase Investment Bank Limited and
           Lloyds Bank Plc Capital Markets....................................................

   (b)(3)  Multicurrency Revolving Credit Agreement, dated as of May 26, 1999 among
           United, Lloyds as facility agent and United Finance Limited........................

  *(c)(1)  Agreement and Plan of Merger, dated as of April 28, 1999, among United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc.........

  *(c)(2)  Tender and Voting Agreement dated as of April 28, 1999 among MFW Acquisition Corp.
           and certain shareholders of CMP Media, Inc.........................................

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*   Previously filed.